UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

25-1, Beijing Music Industrial Park,

Heizhuanghu Road, Chaoyang District,

Beijing, 100020

People’s Republic of China

+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Board of Directors and Management Changes

On September 7, 2025, the board of directors of Kuke Music Holding Limited, a Cayman Islands exempted company (the “Company”), held a meeting at which the following resolutions were adopted:

Resignation of Chief Executive Officer and Chairman

Effective September 7, 2025, the board of directors accepted the resignation of Mr. He Yu as Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Yu continues to serve as a director of the Company.

Appointment of New Chief Executive Officer and Chairman

Effective September 7, 2025, the board of directors appointed Mr. Peixian Tan as Chief Executive Officer and Chairman of the Board of Directors of the Company.

Mr. Peixian Tan has served as a Director of the Company since January 2018. Mr. Tan joined the Company in 2005 and has served as a vice president of Beijing Kuke Music since 2016 and the general manager of BMF Culture since 2020. Prior to joining the Company, Mr. Tan served as an operations manager at Beijing Qingdian Wanwei Technology Co., Ltd., specializing in telecommunication products. Mr. Tan received an associate’s degree in computer science from Beijing Chaoyang Vocational University in 2003.

Appointment of New Executive Director

Effective September 7, 2025, the board of directors appointed Mr. Hui Gao as an executive director of the Company.

Mr. Hui Gao was born in December 1977 and holds an MBA degree from Hong Kong Baptist University. Mr. Gao has extensive experience in the field of digital publishing and copyright operation and has founded KanShu.com, an online literature platform and Chengdu Eight Light Minutes Cultural Communication Co., Ltd., a science fiction book publishing company. Mr. Gao has helped many publishing companies successfully expand their business in North America, Europe and Southeast Asia. He joined Kuke in 2020 and served as the general manager of Beijing Kuke Music Co., Ltd for three years.

There are no family relationships between Mr. Tan or Mr. Gao and any director or other executive officer of the Company. There are no transactions between Mr. Tan or Mr. Gao or any member of their immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Tan or Mr. Gao and any other persons or entities pursuant to which Mr. Tan or Mr. Gao were appointed to their respective positions at the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer

Date:	September 10, 2025

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